

June 22, 2015

Via E-mail
Mr. Michael A. Shaffer
Chief Operating & Financial Officer
PVH Corp.
200 Madison Avenue
New York, NY 10016

      Re: **PVH Corp.**
             Form 10-K for the Fiscal Year Ended February 1, 2015
             Filed April 1, 2015
             File No. 001-07572

Dear Mr. Shaffer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining